Exhibit 12.1

Statements re: Computation of Ratios
$ in millions

	12 Months Ended			11 Months Ended	12 Months Ended
	January 30, 2016	January 31, 2015	February 1, 2014	February 2, 2013	March 3, 2012
Ratio of Earnings to Fixed Charges:
Earnings:
Earnings from continuing operations before income taxes, noncontrolling interests and equity in income (loss) of affiliates	$1,310	$1,387	$1,083	$4	$2,082

Fixed Charges:
Interest portion of rental expense	235	250	254	238	268
Interest expense	80	90	100	99	111

Total fixed charges	315	340	354	337	379

Earnings available for fixed charges	$1,625	$1,727	$1,437	$341	$2,461

Ratio of earnings to fixed charges	5.16	5.08	4.06	1.01	6.49